Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratio of earnings to fixed charges)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Two Month Period Ended December 31, 2009	Ten Month Period Ended November 7, 2009

Consolidated income (loss) before provision (benefit) for income taxes and equity in net (income) loss of affiliates	$610.1	$648.9	$615.7	$448.8	$(33.8)	$(276.5)
Fixed charges	107.5	86.2	72.8	82.1	15.3	177.5
Distributed income of affiliates	17.6	14.0	43.6	7.4	0.6	4.7

Earnings	$735.2	$749.1	$732.1	$538.3	$(17.9)	$(94.3)

Interest expense	$68.4	$49.9	$39.7	$55.4	$11.1	$151.4
Portion of lease expense representative of interest	39.1	36.3	33.1	26.7	4.2	26.1

Fixed charges	$107.5	$86.2	$72.8	$82.1	$15.3	$177.5

Ratio of Earnings to Fixed Charges (1)	6.8	8.7	10.1	6.6	—	—

Fixed Charges in Excess of Earnings	$—	$—	$—	$—	$33.2	$271.8

(1)	Earnings in the two month period ended December 31, 2009, and in the ten month period ended November 7, 2009, were insufficient to cover fixed charges by $33.2 million and $271.8 million, respectively. Accordingly, such ratios are not presented.